
February 13, 2023

Richard Murphy
Chief Executive Officer
Enservco Corporation
14133 County Rd 9 ½
Longmont, CO 80504

      Re: Enservco Corporation
          Amendment No. 2 to Registration Statement on Form S-1
          Filed February 10, 2023
          File No. 333-269265

Dear Richard Murphy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 10, 2023

General

1.   We note your response to prior comment 3 and counsel's revised legal opinion. An opinion of counsel cannot exclude the law of a relevant jurisdiction or otherwise indicate that counsel is not qualified to opine on that law. In this regard, with respect to counsel's opinions in clauses (ii) and (iv) relating to the enforceability of the Common Warrants and the Pre-Funded Warrants, which by their terms are governed by the laws of the State of New York, it is inappropriate for counsel to "express no opinion as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware (including the statutory provisions and all applicable judicial decisions interpreting those laws) and the federal laws of the United States of America," or indicate

that, with respect to those opinions, counsel has "assumed without investigation or review that the internal law of the State of New York is identical to the internal law of the State of Minnesota." Please have counsel revise accordingly. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.

Also, the number of shares of common stock referred to in the legal opinion appears inconsistent with the number of shares being offered pursuant to the prospectus disclosure, and the opinion is undated. Please have counsel revise or advise.

 Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Douglas T. Holod